Consolidated Financial Statement
For the nine months ended September 30, 2008

IN ACCORDANCE WITH NATIONAL INSTRUMENT 51-102 RELEASED BY THE CANADIAN SECURITIES ADMINISTRATORS, THE COMPANY DISCLOSES THAT ITS AUDITORS HAVE NOT REVIEWED THE UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Table of Contents
Consolidated statement of Operations and Deficit at September 30, 2008	3
Consolidated Balance Sheet at September 30, 2008	4
Consolidated Statement of shareholders' equity and comprehensive income/loss at September 30, 2008	5
Consolidated Cash Flow Statement at September 30, 2008	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	23

Stream Communications Network & Media, Inc.

Consolidated statement of Operations and Deficit at September 30, 2008
(Express in Canadian Dollars)	For the three months ended September 30, 2008	For the three months ended September 30, 2007	For the three months ended September 30, 2006	For the nine months ended September 30, 2008	For the nine months ended September 30, 2007	For the nine months ended September 30, 2006

Revenues	-	1,983,723	1,651,997	1,376,411	5,640,847	4,765,816

Operating expenses
Programming and system lease	102,931	693,902	389,541	634,394	2,213,382	1,160,605
Amortization	(136,164)	392,201	385,457	501,810	1,162,989	1,420,992
Payroll and related	124,965	532,490	996,739	684,604	1,595,400	1,988,964
Management and professional fees	257,952	270,075	44,686	631,389	511,459	177,434
Office expenses	(4,037)	139,735	339,248	88,838	291,004	824,586
Travel and entertainment	1,470	102,963	73,967	73,372	314,436	200,612
Occupancy costs	3,046	80,861	80,666	58,147	223,056	211,412
Investor Relations	18,606	12,094	16,307	42,595	70,544	42,219
Advertising and marketing	(703)	41,700	37,458	8,141	141,211	93,344
Stock-based compensation	-	-	-	-	-	-
Restructuring Expenses	-	-	(332,352)	-	-	209,523
(Gain) / Loss on Disposal of Assets	4,129,179	23,632	-	-	22,741	-

Gain / (Loss) from operations	(4,497,244)	(305,930)	(379,720)	(1,346,878)	(905,375)	(1,563,875)
Other (Income)/Expenses
Standby guarantee	-	-	-	-	-	798,289
Recovery of IPO expenses	-	-	-	-	-	-
Financing (income) expense	94,595	-	-	311,147	169,352	(106,627)
Interest (income) expense	48,632	-	-	91,451	238,327	216,672
Other (income) expense	667,527	-	(116,447)	706,496	(59,184)	-
Foreign exchange (gain) loss	520,373	79,689	82,054	(381,542)	(395,235)	(115,080)

Income (Loss) before income taxes	(5,828,370)	(385,619)	(345,327)	(2,074,429)	(858,635)	(2,357,129)
Income taxes					87,200	(167,576)

Loss before non-controlling interest	(5,828,370)	(385,619)	(345,327)	(2,074,429)	(945,835)	(2,189,553)
Non controlling interest	(4,443)	-	-	-	17,510	78,640
Income / (Loss) on Non Consolidated Subsidaries	(1,259,617)	(497,710)	(379,587)	(1,001,923)	-	-

Net profit (loss) for the period	(7,083,544)	(883,329)	(724,914)	(3,076,352)	(963,345)	(2,268,193)

Deficit, beginning of year	(45,987,107)	(46,966,995)	(43,944,347)	(49,994,299)	(46,886,979)	(42,401,068)
Deficit, end of year	(53,070,651)	(47,850,324)	(44,669,261)	(53,070,651)	(47,850,324)	(44,669,261)

Basic and diluted loss per share	(0.09)	(0.01)	(0.01)	(0.04)	(0.01)	(0.03)

Basic and diluted weighted average number of common shares	81,596,491	79,382,887	65,591,986	81,596,491	79,382,887	65,591,986

Stream Communications Network & Media, Inc.

Consolidated Balance Sheet at September 30, 2008
(Express in Canadian Dollars)	For the nine months ended September 30, 2008	For the twelve months ended December 31, 2007

Assets
Current assets
Cash and cash equivalents	601,291	682,859
Short-term investments	0	29,048
Accounts receivable, net	739,721	256,146
GST and VAT receivables	651,090	311,998
Prepaid expenses and other assets	5,601	195,948
Future income tax assets	0	286,586

	1,997,703	1,762,585

Property, plant and equipment, net	2,074,608	12,894,445
Cable TV subscriber base, Net	0	379,801
Other intangible assets, Net	0	0
Investment in nonconsolidated subsidiaries	946,757	0
Non-current advances	0	180,332
Deposit on Acquisition	0	1,402,580

	5,019,068	16,619,743

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,398,154	5,066,512
Deferred revenue	0	3,629
Future income tax liabilities	0	0
Bank, leasing and other financing	888,875	6,549,352

	3,287,029	11,619,493

Bank, leasing and other financing	0	583,435

	3,287,029	12,202,928

Non-controlling interest	0	923,525

Shareholders' equity
Common shares
Authorized 150,000,000 common share at par value Issued and fully paid	44,515,479	44,515,479
Contributed surplus	6,754,668	5,549,744
Warrants	797,775	2,002,699
Accumulated other comprehensive income	2,734,768	1,419,667
Accumulated deficit	-53,070,651	-49,994,299

	1,732,039	3,493,290

	5,019,068	16,619,743

Stream Communications Network & Media, Inc.

Consolidated Statement of shareholders' equity and comprehensive income/loss at September 30, 2008
(Express in Canadian Dollars)	Common Shares		Warrants		Contributed Surplus	Private Placement Subscriptions	Accumulated Deficit	Accumulated other comprehensive income	Comprehensive income / (loss)	Total Shareholders Equity
	Number	Amounts	Number	Amounts

Balance at December 31, 2005	47,952,901	41,129,499	1,698,310	2,439,684	2,877,474	291,455	(42,401,086)	(158,589)	-	4,178,167
Net loss for the year	-	-	-	-	-	-	(4,485,893)	-	-	(4,485,893)
Foreign currency translation gain	-	-	-	-	-	-	-	1,438,047	-	1,438,047
Settlement of debt	885,000	225,635	-	-	-	-	-	-	-	225,635
Shares issued on private placement	16,101,664	2,641,246	-	-	-	(291,455)	-	-	-	2,349,791
Warrants issued on private placement	-	(1,385,964)	8,050,832	1,385,964	-	-	-	-	-	-
Standby Guarantee	3,807,107	789,289	-	-	-	-	-	-	-	789,289
Stock-based compensation	2,099,819	456,103	-	-	232,586	-	-	-	-	688,689
Restructuring expenses	550,000	76,378	-	-	-	-	-	-	-	76,378

Balance at December 31, 2006	71,396,491	43,941,186	9,749,142	3,825,648	3,110,060	-	(46,886,979)	1,279,188	-	5,269,103
Net loss for the period	-	-	-	-	-	-	(3,107,320)	-	(3,107,320)	(3,107,320)
Foreign currency translation gain	-	-	-	-	-	-	-	140,479	140,479	140,479
Shares issued on private placement	10,200,000	1,191,028	-	-	-	-	-	-	-	1,191,028
Warrants issued on private placement	-	(616,735)	5,100,000	616,735	-	-	-	-	-	-
Warrants expired during the period	-	-	(1,698,310)	(2,439,684)	2,439,684	-	-	-	-	-

Balance at December 31, 2007	81,596,491	44,515,479	13,150,832	2,002,699	5,549,744	-	(49,994,299)	1,419,667	(2,966,841)	3,493,290
Net loss for the period	-	-	-	-	-	-	(3,076,352)	-	(3,076,352)	(3,076,352)
Foreign currency translation gain	-	-	-	-	-	-	-	(381,542)	-	(381,542)
Warrants expired during the period	-	-	(5,650,832)	(1,204,924)	1,204,924	-	-	-	-	-

	81,596,491	44,515,479	7,500,000	797,775	6,754,668	-	(53,070,651)	1,038,125	(6,043,193)	35,396

Stream Communications Network & Media, Inc.

Consolidated Cash Flow Statement at September 30, 2008
(Express in Canadian Dollars)	For the three months ended September 30, 2008	For the three months ended September 30, 2007	For the nine months ended September 30, 2008	For the nine months ended September 30, 2007

Operating Activities
Net loss for the period	(7,083,546)	(519,634)	(3,076,352)	(963,345)
Amortization	(135,465)	392,201	501,810	1,162,989
Unrealized foreign exchange	1,283,457	47,840	381,542	(481,832)
Unpaid Interest	402,598	68,872	402,598	166,705
Non-controlling interest	257,694	(1,489)	-	17,510
(Gain) Loss on disposal of assets & shares	4,133,262	-	-	-

	(1,142,001)	(12,210)	(1,790,403)	(97,973)
Change in non-cash working capital
Accounts receivable	17,021	(638,771)	183,575	(667,568)
Prepaid expenses and other assets	151,163	(97,386)	190,347	(155,139)
Accounts payable and accrued liabilities	2,805,877	192,021	368,358	(61,646)
Future Income Taxes	(614,049)	-	(286,586)	-
Deferred Revenue	(3,629)	595,072	(3,629)	609,337

	2,356,383	50,936	452,065	(275,016)
Financing activities
Issuance of shares and warrants for cash	1,315,101	-	1,315,101	1,191,028
Proceeds from loans and leasing contracts	320,287	(136,129)	320,287	(121,108)
Repayment of loans and leasing contracts	3,623,856	709,716	-	575,882

		573,587	1,635,388	1,645,802
Investing activities
Purchase of Tangible and Intangible assets	2,513,163	(345,686)	-	(1,288,413)
Sale of property, plant and equipment & shares	(7,534,277)	29,821	-	30,856

		(315,865)		(1,257,557)

Foreign exchange effect on cash and cash equivalents	(1,011,716)	(5,136)	(20,341)	(24,846)

Increase (decrease) in Cash and Cash Equivalents	202,667	291,312	276,710	(9,590)
Cash and Cash equivalent, beginning of period	398,625	463,642	324,582	764,544

Cash and Cash equivalent, end of period	601,291	754,954	601,291	754,954

Stream Communications Network & Media, Inc.

Notes to the Consolidated Financial Statements

1.          Continuing operations

Stream Communications Network & Media Inc. ("Stream" or the "Company") provides cable television ("TV") and high-speed internet access in Poland through its subsidiaries in the country. The Company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has an accumulated deficit of $53,070,651 at September 30, 2008. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

On February 22, 2008 the Company completed the transaction with Penta Investments, whereby the company disposed of 15,640 shares in Stream Poland for cash proceeds of $7,534,277. At the same day the Penta Investment invested $8,141,258 in Stream Poland and received 16,900 new shares.
Following these two transactions, the Company's holding in Stream Poland is reduced to 49.32% and the Company does not have management control.

At any time following the third anniversary of the completion date, Penta has the option to purchase the remaining 49% of the shares of the Company at fair market value (as predefined in the purchase and sale agreement), if the Company fails to obtain an offer for acquisition of these shares by an independent third party.

Management has prepared these financial statements on the basis that the company will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.          Significant accounting policies

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. A summary of the significant accounting policies are as follows:

(a)     Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Country of	Percentage Ownership
	incorporation	March 31, 2007	December 31, 2006	December 31, 2005
Stream Communication Sp. z o. o. ("Stream Poland")	Poland	49.32%	100%	100%
Gimsat Sp. Z o. o. ("Gimsat")	Poland	-%	100%	100%
Vega Sp. z o. o. ("Vega")	Poland	-%	100%	100%
Bielsat.com Sp. z o. o. ("Bielsat")	Poland	-%	51%	51%
Ask Stream Sp. z o. o. ("Ask")	Poland	-%	100%	60%
Streamline Media Sp. z o. o. ("Streamline")	Poland	100%	100%	100%
IEWS SA ("IEWS")	Poland	100%	100%	100%

Following the Company's ownership in Stream Poland has decreased below 50%, the company is recording the investment in Stream Poland at historical cost and account for subsidiary's result as a line-item ("Result of non-consolidated subsidiaries") in the Income Statement while adjusting the value of the investment by the accumulated result of the subsidiary in the period subsequent to February 22, 2008.

(b)     Uncertainty in management estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of accounts receivable recoverability; property, plant and equipment and depreciation of intangibles, fair value of stock-based compensation and warrants; accounts payable and accrued liabilities, income taxes, fair value of net assets acquired in business combinations and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

(c)     Cash and cash equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less.

(d)     Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobiles	20 - 30% per annum
Computer software	20 - 100% per annum
Cable television network equipment and conduit	4.5 - 45% per annum
Furniture, fixtures and equipment	20 - 30% per annum

2.          Significant accounting policies (continued)

(d)     Property, plant and equipment

Plant construction-in-progress consists of assets not yet used and accordingly no amortization is recorded. No interest is capitalized in construction-in-progress. When the asset is substantially complete and ready for use, the cost are transferred to their respective asset class and amortized.

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.

(e)     Intangible assets

The Company's intangible assets consist primarily of cable TV subscribers. Intangible assets are amortized over the estimated useful life ranging from two to five years. Judgment is used to estimate an intangible asset's useful life and is based on an analysis of all pertinent factors, including expected use of the intangible asset, contractual provisions that enable renewal or extension of the intangible asset's legal or contractual life without substantial cost, and renewal history.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

(f)     Investment in non-consolidated subsidiaries

The Company's investment in non-consolidated subsidiaries is the investment in Stream Poland Sp. z o. The investment is recorded at historical cost and the result for the period is recorded against the income statement and the value of the investments.

(g)     Transaction costs

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are expensed directly into income and are included in financing (expenses) income on the consolidated statement of operations and deficit.

(h)     Comprehensive income and hedges

(i)     Comprehensive income

Comprehensive income comprises the Company's net income and other comprehensive income. Other comprehensive income represents changes in shareholders' equity during arising from the unrealized effect of foreign currency translation of foreign operations. The Company's comprehensive income, and accumulated other comprehensive income are presented in the statements of shareholders' equity and comprehensive loss.

2.          Significant accounting policies (continued)

(h)     Comprehensive income and hedges (continued)

(ii)     Derivatives

All derivatives instruments are recorded on the balance sheet at fair value. At September 30, 2008, the Company does not have any derivative instruments designated as hedging instruments.

(iii)     Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risk are not closely related to those of the host instrument, the term of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held-for trading. These embedded derivatives are measured on the balance sheet with subsequent changes in fair value recognized in income. The Company has not identified any material embedded derivatives that are required to be accounted for separately from the host contract.

(i)     Foreign currency translation

The Company's financial statements are presented in Canadian dollars. The Company's non-Canadian operations are translated into Canadian dollars using the current rate method of translation. Under this method, foreign assets and liabilities are translated into Canadian dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction. Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates. Gains and losses resulting from the adjustment are included operations.

(j)     Revenue recognition

Substantially all revenues are derived from cable TV and internet subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are nominal and are recorded as revenue when charged.

(k)     Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes compensation expense for stock options awarded using the Black-Scholes model based on the fair value of the options at the later of the date of grant or the date of shareholder approval of any new share option plan from which options were granted. The fair value of the options is expensed over the expected life of the options.

2.          Significant accounting policies (continued)

(l)     Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are adjusted for changes in tax laws and rates on the date of the enactment or substantive enactment.

(m)     Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are presented using the treasury stock method and are calculated by dividing net earnings applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

(n)     Recent accounting pronouncements

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2008.

This new standard will require incremental disclosures, however, it is not expected to have a material effect on the Company's consolidated financial statements.

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments - Disclosures, and 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning January 1, 2008. These new standards will require revised disclosures, however, they are not expected to have a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2009. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its

2.     Significant accounting policies (continued)

(n)     Recent accounting pronouncements (continued)

assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company's operating results or financial position and management expects that there will not be a material impact on the Company's financial statement disclosure.

In February 2008, the CICA released Section 3064 Goodwill and Intangible Assets which supersedes Section 3062 Goodwill and Other Intangible Assets and Section 3450 Research and Development. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This section applies to interim and annual reporting periods beginning January 1, 2009. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") no later than the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined. The Company will monitor the requirements of the IFRS transition and adopt the new standards as required.

(o)     Comparative figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

3.     Change in accounting policies

On January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive loss. The change in accounting policies had no other material impact on the Company's consolidated financial statements at January 1, 2007.

(a)     Comprehensive income

CICA Handbook Section 1530 introduces comprehensive income, which consists of net earnings on the consolidated statements of earnings (loss) and other comprehensive income (loss) ("OCI"). OCI represents changes in shareholders' equity in a period arising, in the case of the Company, from the unrealized effect of foreign currency translation of foreign operations.

3.     Change in accounting policies (continued)

(b) Financial instruments

CICA Handbook Sections 3855 and 3861 establish standards for the recognition, measurement, presentation and disclosure of financial instruments. Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management's classification of the financial assets as held-for-trading, available-for-sale, held-to-maturity or as loans and receivables, and financial liabilities as held-for-trading or as other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management's choice and in some circumstances, management's intentions.

The following summarizes the Company's selected financial instrument classifications based on intentions:

Cash	Held-for-trading
Cash equivalents	Held-to-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Bank, leasing and other financing	Other liabilities

(i)     Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through financing (expense) income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for held-for-trading financial instruments.

(ii)     Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing expense (income) on the consolidated statement of operations and deficit to reflect impairments that are considered to be other than temporary. The Company had no transition adjustments at January 1, 2007 for available-for-sale financial instruments.

(iii)     Held-to-maturity

Financial instruments classified as held-to-maturity are measured at amortized cost using the effective interest method. The Company had no transition adjustments at January 1, 2007 for held-to-maturity financial instruments.

3.     Change in accounting policies (continued)

(b)     Financial instruments (continued)

(iv)     Loans and receivables and other liabilities

Financial instruments classified as loans and receivables and other liabilities are measured at amortized cost. Transaction costs of the loans and receivables and other liabilities are expensed directly into income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for loans and receivables or other liabilities.

(c)     Embedded derivatives

The Company assessed the existence of embedded derivatives in its financial instruments. The Company does not have any material embedded derivatives that require separate accounting.

(d)     Translation of foreign operations

As specified in CICA Handbook Section 1530, since transition on January 1, 2007, the Company presented the unrealized effect of foreign currency translation of foreign operations as a component of accumulated OCI for the current and prior periods.

4.     Cash and cash equivalents

	September 30, 2008	December 31, 2007
	$	$

Cash in Bank	601,291	671,359
Cash Equivalent	-	11,500
	601,291	682,859

Cash equivalents include investments in guaranteed investment certificates. At September 30, 2008 the Company did not hold any cash equivalents in asset-backed commercial papers.

5.     Accounts receivable

	September 30, 2008	December 31, 2007
	$	$

Accounts receivable	739,721	536,875
Provision for doubtful accounts	-	(280,729)
	739,721	256,146

6.     Prepaid expenses and other assets

	September 30, 2008	December 31, 2007
	$	$

Prepayments	5,601	74,851
Capital spare parts	-	121,097
	5,601	195,948

Stream Communications makes prepayments for services, goods and property, plant and equipment purchases.

7.     Property, Plant and Equipment

For the period ended September 30, 2008
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Automobiles	-	-	-
Cable TV equipment and conduit	2,576,418	501,810	2,074,608
Furniture and fixtures	-	-	-
Software	-	-	-
Construction-in-progress	-	-	-
	2,576,418	501,810	2,074,608

For the period ended December 30, 2007
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Automobiles	557,384	249,514	307,870
Cable TV equipment and conduit	18,046,081	6,413,091	11,632,990
Furniture and fixtures	424,810	408,935	15,875
Software	76,880	76,880	-
Construction-in-progress	937,710	-	937,710
	20,042,865	7,148,420	12,894,445

8.     Cable TV Subscriber Base

For the period ended September 30, 2008
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Cable TV Subscriber Base	-	-	-

For the period ended December 31, 2007
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Cable TV Subscriber Base	5,771,926	5,392,125	379,801

9.     Other Intangible Assets

For the period ended September 30, 2008
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Licenses	-	-	-

For the period ended December 30, 2007
	Gross Value	Accumulated Amortization	Net book Value
	$	$	$

Licenses	187,887	187,887	-

10.     Non-current advances

	September 30, 2008	December 31, 2007
	$	$

Non-current advances	-	180,332
	-	180,332

11.     Bank, Leasing and Other Financing

	September 30, 2008	December 31, 2007
	$	$
Bank financing
Current	-	-
Non Current	-	-
	-	-
Leasing contracts
Current	-	92,056
Non Current	-	106,247
	-	198,303
Other financing
Current	888,875	6,472,143
Non Current	-	462,341
	888,875	6,934,484
	888,875	7,132,787

12.     Share Capital

(a)     Authorized

Stream Communications Network & Media, Inc. has an authorized share capital of 150,000,000 common shares at no par value. The Company has issued 81,596,491 common shares as at September 30, 2008 (December 31, 2007 - 81,596,491).

(b)     Stock Options

The directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue, at the minimum price allowed under the applicable securities laws.

The fair values of stock options granted were determined using the Black-Scholes option pricing model. The Company's estimates of expected volatilities are based on a weighted historical and market based implied volatility. The Company uses historical data to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the stock option valuation model and represents the period of time that granted options are expected to be outstanding. The risk free rate for periods within the contractual life of the stock option is based on the rate in effect at the time of the grant.

The fair values of the Company's stock option were estimated using the following weighted average assumptions:

	2006	2005
Expected life (years)	5.00	4.76
Expected volatility	154.1%	85.6%
Risk free interest rate	4.36%	3.60%

Activity under the option plan during the period ended September 30, 2008, December 31, 2007 and December 31, 2006 was as follows:

		2008		2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$
Outstanding, beginning of the year	1,370,000	0.60	1,370,000	0.60	3,060,000	0,60
Granted	-	-	-	-	900,000	0.60
Exercised	-	-	-	-	-	-
Forfeited	-	-	105,000	0.60	2,590,000	0.60
Outstanding, end of the year	1,265,000	0.60	1,265,000	0.60	1,370,000	0.60

(b)     Stock Options (Continued)

Options outstanding and exercisable at September 30, 2008:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$			$		$
0.60	645,000	2.18	0.60	645,000	0.60
0.60	345,000	2.72	0.60	345,000	0.60
0.60	175,000	0.76	0.60	175,000	0.60
0.60	100,000	1.29	0.60	100,000	0.60

(c)     Warrants

The company is issuing warrants together with private placement, whereby a subscriber will receive the same amount of warrants as shares. The warrants expire two years from issue and are eligible to acquire half a share per one warrant.

The fair values of the warrants issued by the Company were estimated using the following weighted average assumptions:

	2008	2007	2006

Expected life (years)	2	2	2
Expected volatility	192.47%	144.20%	109.10%
Risk free interest rate	3.70%	3.60%	3.10%

	Number of shares	Number of warrants	Weighted average exercise price	Fair value of warrants
			$	$
Balance December 31, 2005	3,396,614	1,698,310	0.72	2,439,684
Granted	2,366,666	1,183,333	0.32	209,532
Granted	1,733,334	866,667	0.33	153,194
Granted	2,400,000	1,200,000	0.25	190,771
Granted	4,468,330	2,234,165	0.25	614,634
Granted	333,334	166,667	0.25	45,017
Granted	4,800,000	2,400,000	0.26	172,816
Balance December 31, 2006	19,498,278	9,749,142	0.35	3,825,648
Granted	10,200,000	5,100,000	0.13	616,735
Expired	(3,396,614)	(1,698,310)	0.72	(2,439,684)
Balance December 31, 2007	26,301,664	13,150,832	0.29	2,002,699
Expired	(11,301,664)	(5,650,832)	0.23	(1,204,924)
Balance September 30, 2008	15,000,000	7,500,000	0.26	797,775

(c)     Warrants (continued)

Outstanding warrants at September 30, 2008 are as follows:

	Number of shares	Number of warrants	Weighted average exercise price	Weighted average exercise price	Fair value of warrants
			US$	$	$
December 11, 2008	1,800,000	900,000	0.15	0.15	64,806
December 18, 2008	3,000,000	1,500,000	0.15	0.15	108,010
March 2, 2009	10,200,000	5,100,000	0.15	0.15	1,279,048

13.     Standby guarantee

On June 12, 2006, the Company arranged for standby guarantee of $4,956,500 (US$5,000,000), which could be exercised on or after March 1, 2007, provided the Company has not managed to raise a minimum of $4,956,500 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007.

The standby guarantee has been issued by Trasco Sp. z o. o. and Jan S. Rynkiewicz (a director of the Company) in the amount of $2,973,900 (US$3,000,000) and Blueagle Investments and Miroslaw Tomaszewski (a related party) in the amount of $1,982,600 (US$2,000,000).

The Company paid a fee of $743,475 (US$750,000) to the guarantors of the standby guarantee. The fee was by way of 3,807,107 shares at a price of $0.2097 (US$0.197) per share.

The standby guarantee provides that the guarantor will be providing the Company with financing as follows:

(a)     $2,913,413 (US$2,500,000) equity investment in the Company at a share price for the purpose of such subscription equal to the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade, for the 10 trading days immediately preceding the date of notice of exercise less 25%.

(b)     $2,913,413 (US$2,500,000) loans for a term of three years, with such loan to bear interest at the rate of 10% per annum payable quarterly in arrears. The loans will be convertible on default at the option of the guarantor into common shares of the Company utilizing a conversion price being the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade, for the 10 trading days immediately preceding the date of notice of exercise less 20%.

The standby guarantee has not yet been exercised. There were no costs or payments associated with the standby guarantee during 2008.

14.     Financial instruments

(a)     Fair value

Financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, deferred revenue, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b)     Credit risk

The Company is exposed to credit risk only with respect to uncertainties as to the timing and amount of collecting of accounts receivable. The Company mitigates credit risk through standard credit and reference checks.

(c)     Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15.     Commitments and contingencies

(a)     Commitments

(i)     On December 15, 2006 and March 2, 2007, Streamline entered into two preliminary agreements for two Greenfield sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007; the development of the second site (Lubin) has not yet commenced.

At December 31, 2007, the Company has a commitment of $183,259 (Pln 400,000) for Lubin, which is to be paid by April 30, 2009.

(b)     Contingencies

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is US$3,145,885 of which $Nil has been accrued at September 30, 2008 (2007 - $Nil). The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

The Company is defending an action pursuant to certain alleged unpaid services, demanding the sum of $280,245. The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

16.     Implementation of IFRS

Following the announcement that IFRS will be replacing Canadian GAAP by 2011, the Company is developing a plan to fully adapt IFRS in both the Canadian and Polish Operations.

In Poland it is already possible to adapt IFRS and report under these standards, therefore the company has decided to adapt IFRS for its Polish Operations by January 2009. The management has engaged an external advisor to assist with the transition from Polish GAAP to IFRS including training of staff.

The company is likewise planning to engage external advisors to assist with the transition from Canadian GAAP to IFRS, however not before the transition from Polish GAAP to IFRS is completed.

Management Discussion and Analysis
For the period ended September 30, 2008 As at August 28, 2011

Stream Communications Network & Media, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and result of operations cover the three and nine months ended September 30, 2008, 2007 and 2006 and should be read together with the audited consolidated financial statements and related notes included elsewhere herein. These audited consolidated financial statements provide additional information regarding our financial activities and condition.

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include, among other things, statements concerning plans, objectives and future economic prospect, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements and industry result, to be materially different from what is said or implied with such forward-looking statements. These factors include, among other things, change in television viewing preferences and habits by subscribers and potential subscribers, their acceptance of new technology and programming alternatives. They also include subscriber acceptance of internet services, telephony services and the company's ability to manage and grow the Cable Television, Internet and Telephony services, the ability to secure adequate capital to fund other system growth and development and planned acquisitions, the ability to successfully close proposed transactions, risk inherent in investment and operations in Poland, and changes in government regulations.

Information on the Company

General

We have business interests in the country of Poland. Our principal business is providing cable TV and high-speed Internet access.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada (the "British Columbia Company Act"). We consolidated our shares on a one new for 3.9 old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

On May 4, 1995 we changed our name to "Trooper Technologies Inc." and on October 19, 2001 we changed our name to "Stream Communications Network, Inc.". On August 9, 2004 we changed our name to "Stream Communications Network & Media Inc." ("Stream"). We changed our year-end from October 31 to December 31 in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, V6E 4N7, Canada. Our principal offices are located at Goraszewska 6 Street, Warsaw, 02-910, Poland, telephone +48- 22-842-7666.

We have the following operating subsidiary companies:

1.     Stream Communications Sp. z o.o. ("Stream Poland") was incorporated on October 26, 1999, under the laws of Poland. At December 31, 2007, we own a 100% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland's growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland. On February 22, 2008, we entered into an agreement with Penta, that will allow Penta to acquire a majority stake (51%) in Stream Poland.

2.     Streamline Media Sp. z o.o., (formerly Polvoice.com, "Streamline") is a wholly owned subsidiary of our Company, being organized on August 11, 1999, under the laws of Poland. Streamline is acting for and on behalf of Stream Poland acquiring Cable TV System, which subsequently are re-organized and transferred to Stream Poland as an integral part to existing Cable TV Systems. On January 22, 2008, Streamline changed its name to Streamline Investments Sp. z o.o.

The following company is a subsidiary, but no longer has an operating business. We are currently in the process to liquidate this Company, as the business purpose is no longer in line with our corporate strategy. The liquidation of the company commenced in the second half of 2007 and is expected to be completed by the end of 2008.

1.     IEWS S.A. (formerly International Eco-Waste Systems "IEWS") is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTCBB Pink Sheets under the trading symbol "SCNWF". Our shares also trade on the Frankfurt exchange under the symbol "TPJ".

Business Description

Stream Communications Network & Media Inc. and Stream Poland are collectively referred to as "Stream". Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie, and Podkarpackie through its hybrid fibre coax ("HFC") networks. Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol ("VoIP").

Stream conducts its business in Southern Poland's most densely populated region, which, as per data from the Main Statistical Office (GUS), has approximately 11.5 million inhabitants and 3.2 million television homes and according to the estimates by PIKE about 1.1 million cable subscribers. Stream originally targeted this area of Poland because of the number of mid-sized cities which at that time remained underserved by larger cable operators. Stream has funded its growth and operations principally through debt and equity issuances. Stream's management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Most of Stream's networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations. A portion of Stream's networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services. Stream's policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business. These acquisitions include:

Date	Name of acquisition	Region of operation
September 2007	ASK II	Sosnowiec
April 2005	Vega II	Czestochowa
April 2005	Internet in Bytom	Bytom
Oct 2004	98% of Vega	Czestochowa
Sept 2004	Miechowice	Bytom
May 2004	60% of ASK	Sosnowiec
March 2004	Channel 69	Sosnowiec
June 2001	100% of Gimsat	Jaslo, Sanok, Brzozow
July 2001	MTK	Czestochowa
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce
	AZART TK Trybinowski	Busko, Zdroj
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A. El-Rzeszow "Telekab"	Rzeszow, Bochnia, Sankomierz
August 2000	A portion of the assets of Bister Sp.z o.o.	Jaworzno, Czechowice-Dziedzice
July 2000	A portion of the assets of Telemedia Sp. z o.o.	Czestochowa
July 2000	A portion of the assets of Marsat S.C.	Czestochowa
June 2000	51% of the shares of Bielsat	Beilsko-Biala, Czechowice-Dziedzice

On February 22, 2008, we entered into an agreement with Penta, that will allow Penta to acquire a majority stake (51%) in Stream Poland.

Bielsat

Stream Poland is one of the founders of Bielsat and since Bielsat was incorporated on March 8, 2000, has held 51% of its shares. PPUH Bielsat owns the remaining 49% of its shares.

Stream Poland has an option to acquire the outstanding 49% in Bielsat, of which the option is valid until 2009. In the same period there is a 'drag-along' clause whereby PPUH Bielsat is obliged to sell its shares in Bielsat to Stream Poland, should Stream Canada decide to dispose of Stream Poland.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. Gimsat was merged with Stream Poland in February 2008.

ASK

ASK was initially purchased on May 5, 2004, wherein we paid $200,000 for a 60% interest in share capital of ASK. The remaining 40% was acquired on September 30, 2007 for cash consideration of $222,124.

Vega

A 98% interest in Vega was purchased in October 2004 by Stream Poland and outstanding 2% was acquired in 2005.

Our operating companies consist primarily of highly penetrated, mature broadband systems that generate stable cash flow. We also operate a number of earlier stage broadband businesses. Our primary goal in the majority of these regions is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded programming and the delivery of Internet access services and telephony over our cable communications networks.

Stream's Cable Television Services

Stream Poland currently offers four programme packages:

  Bronze (Lifeline Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel;

  Silver (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

  Gold (Basic Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

  Live (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration. Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers. In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television networks through acquisitions, the exact channels in program packages offered to customers vary across the network. One of Stream's strategic goals is to unify channel offerings, which it has already begun doing. Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programs and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream is free to charge a market price for these services.

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimize potential signal piracy. Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream's Cable Television Program

Polish cable television operators have more than 200 channels from which to choose when building their program offerings. These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites. When deciding which channels to offer its subscribers, Stream takes into account program demand analysis, subscribers' opinions, and cost. Most of the license agreements that Stream has entered into relating to program purchases will be in effect for the next three to five years and may be extended. Most of these license agreements also provide that as Stream's subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

Stream's programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite program providers; and (d) local program producers.

The table below contains the list of programs for which Stream has signed license agreements or obtained broadcasting permits from program providers.

For most subscribers, Channels 1-6 are available in Stream's Lifeline Tier and Channels 1-14 are available in Stream's Intermediate Tier. Stream includes all these programs in its Top Tier offering. These offerings are subject to change as Stream effects the licensing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers. Stream is currently involved in discussions to obtain rights to new channels. Stream is not dependent on any one program provider.

Stream's data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines. Stream intends to upgrade 100% of its network to make high-speed Internet access available to all individual and business customers.

Stream's VoIP service

These services offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels. At this time Stream has some VoIP customers and will continue to offer VoIP services based on demand.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services. Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream's marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at eight permanent customer care and marketing offices and through periodic promotions of its services. Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website (www.stream.pl) to inform its customers of existing and new programs and services. Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising, and subscriber contests. All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has registered its trademark, its logo, and the names of its cable television programme packages.

Overview of the Polish cable television industry

Poland has approximately 38.1 million inhabitants and 12.5 million households with a TV set of which 4.5 million are cable TV subscribers. Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequencies and channel offerings were limited principally to government broadcast programs. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland's economic development and the introduction of cable industry regulations, Poland's cable industry has developed rapidly. In addition, large cable operators, such as @Entertainment (later: UPC; United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped. According to PIKE, there were at December 31, 2007, 600 cable TV operators with 1,086 networks providing services to 4.5 million of the country's 12.5 million TV-homes, of which 70% are passed by cable.

Stream believes that there is significant potential for further consolidation among Polish cable television providers. Stream believes that currently the top 10 operators (including Stream) control approximately 65% of the built-out market, with the remaining 35% serviced by about 600 operators. Stream expects consolidation among these providers, particularly as smaller operator's face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favorable market for the provision of multi-channel cable services.

First, Poland is one of the largest single-language markets in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. Latest research by PIKE, indicates that each Polish household watches an average of 252 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDU's, account for approximately 70% of residential housing in Polish cities. This high housing density results in comparatively low costs for building cable television networks. Currently Stream's average network density is about 320 homes passed per kilometer of cable plant. By comparison, the average housing density in the United States is 48 homes per kilometer of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDU's is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities. Under such agreements, the operator is allowed to connect all apartments located in a given building to its network. Stream has entered into such agreements with renewable terms varying from ten to twenty years.

Technology

One of the most important aspects of Stream Poland's strategy is the acquisition of other cable television networks from various operators. These networks have different organisational structures and marketing policies and use differing equipment of varying capabilities. Valid telecommunications permits are in place for all acquired networks.

At a technical level, the acquired systems are all well suited to the transmission of television and radio programmes, and about nine per cent of them (the networks in Jaslo, Sosnowiec and Bytom) are already capable of providing the two-way transmission necessary for the provision of Internet access services. Because Stream Poland plans to increase its revenues by selling premium programme packages and data transmission services throughout its network, further modernisation of Stream Poland's network will be necessary.

A modern CATV network generally follows the scheme at left. Networks that are constructed as in this scheme have a hybrid structure based on both fibre-optic and coaxial cables and are referred to as HFC, or hybrid fibre coax, networks.

When acquiring systems from other cable operators, Stream Poland also acquires the existing infrastructures of those systems. When evaluating these infrastructures, Stream Poland focuses particularly on the number of subscribers connected to each headend, the configuration of the existing network, the configuration of the network within subscribers' buildings and the network transmission bandwidth.

So far, the operators that Stream Poland has acquired have been small, and it is inherent in small cable network systems that subscribers' plug-ins are in close proximity to the headends. Because of their proximity, small cable networks usually do not use fibre optic cables to connect headends with plug-ins. In the context of the figure above, this would be illustrated by replacing the headend with a fibre optic node.

As a result of past acquisitions, Stream Poland now has more headends than are required to meet its current subscriber demand. The benefits of reducing the number of headends include a substantial decrease in network maintenance costs and in the costs of adapting headends when introducing new services.

The process of merging headends is related to the construction of new fibre optic cables, which, to the extent possible, are laid in a ring as shown in the diagram above. In this process, a part of the network and headends are being replaced with fibre optic nodes. This will allow the number of series or cascade amplifiers to be reduced, leading to improved signal quality and reduced line maintenance costs. Additionally, whilst modernising the network, Stream Poland intends to replace local power sources with a smaller number of power supplies equipped with stand-by power capability. This will help eliminate power failure as the principal reason for network disruption.

Almost all of the network installations at subscribers' premises have already been modernised and now possess a "radial" structure. A radial structure allows for the simultaneous powering of subscriber plug-ins, which both removes signal disturbance and allows Stream Poland to disconnect subscribers more easily should the need arise.

The frequency spectrum is divided into different bands that are allocated by the applicable Polish regulatory body (UKE) for the use of telecommunications operators. The following bands are available to cable television operators:

  5.0 - 60.0 MHz for path return;

  87.5 - 108.0 MHz for radio channels; and

  110.0 - 862.0 MHz for television channels.

The nominal capacity of Stream Poland's networks is 68 radio channels with a bandwidth of 0.3 MHz and 94 television channels with a (European) bandwidth of 8.0 MHz. The actual capacity of the networks is smaller because some frequencies are used by governmental bodies, mobile telephone operators and terrestrial radio and television operators.

At present, 81% of Stream Poland's networks are engineered for the 862 MHz bandwidth, 14% operate at the 606 MHz bandwidth and 5% operate at 550 MHz. Stream Poland estimates that, by the end of 2008, 95% of its networks will have been upgraded to the maximum 862 MHz bandwidth.

As part of Stream Poland's efforts to adopt a common set of programme offerings across its network, all channels are processed at 720 MHz and the higher band is reserved for future transmission of a digital signal.

The cable television networks purchased by Stream Poland consist of equipment of varying quality, age and manufacturers. Stream Poland constructs and upgrades the networks using equipment of recognised manufacturers. The growth of cable television in Poland has led to the presence of representatives in Poland of the leading manufacturers of such equipment, including Scientific Atlanta, Motorola, Cisco and Times Fibre. As it increases the size of its networks, Stream Poland expects to be able to negotiate better prices for future equipment purchases.

Stream Poland's customer base and market share

Stream Poland has a stable subscriber base in the territories serviced by the company, indicating that the company has reached a mature status in these areas. As of  December 31, 2007 the company had 60,700 Cable TV subscribers, 7,684 Internet subscribers and 51 VOIP subscribers.

Nearly all of Stream Poland's customers are in MDUs.

Stream Poland's primary market is located in south-eastern Poland and includes the following districts: Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie. The map below illustrates the locations of Stream Poland's cable television networks.

Locations of Stream Poland's cable television networks

Stream Poland's market has approximately 11.5 million people, 3.2 million television households and 1.1 million cable television subscribers. Stream's market locations are the most densely populated in Poland, containing roughly 30% of the nation's population. There are 92 towns with more than 50,000 inhabitants in all of Poland and 35 of them are located in this region.

Competition among cable television operators is not as strong in Stream Poland's market as in the largest Polish towns, where the market is relatively mature and where competing networks often overlap. Stream Poland believes that there are good acquisition opportunities in its market because the operators who initially moved into this market were, and generally remain, small and independent.

Competition

In general, the cable television market in Poland is not overbuilt. At present, Stream Poland's competitors have overbuilt only approximately 20% of Stream Poland's network area. The following is a list of major cable television operators in Poland, who together hold approximately 50% of the Polish cable television market but currently have limited presence in the markets where Stream Poland focuses its business. They may, however enter Stream Poland's markets in the future, and also may compete with Stream Poland in acquiring network assets. They are:

  UPC Telewizja Kablowa, a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with more than 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

  Vectra, with approximately 643,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok, Radom, Zabrze, and 80 other Polish cities.

  Aster, a subsidiary of a consortium of investments funds, with 416,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

  Multimedia Polska, with approximately 601,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

Direct-to-home satellite television (the so-called digital platform), which is widely accessible in Poland, also competes with cable television. Two entities provide high quality direct-to-home satellite services in Poland:

  Cyfra+, which has approximately 850,000 subscribers, and

  Polsat Cyfrowy, which has approximately 1,500,000 subscribers.

There are up to six terrestrial channels available in Poland that also competes with cable television. However, in most cases the reception of aerial signals is generally so poor that, with the exception of the largest cities, most viewers are only able to receive some of these channels. The majority of viewers require access to cable television in order to receive even these six channels.

In the course of 2007, Stream is facing new challenges and competition from other operators as Stream has pursued its triple-play strategy (TV, Internet and Telephony) expecting to become a 'one-stop-shopping' for the subscribers.

  Telephony was launched by Stream in the autumn of 2007 with the expectation of fast penetration and ramp-up of subscribers and revenue, given the discount price model offered.
  A significant competition was encountered from Mobile Telephony Operators, offering prices lower than that offered by Stream, while offering the convenience of mobile telephony and SKYPE (  www.skype.com), as well as launching a fixed price-policy (below Stream's) for calls to fixed lines.

  Internet was launched on several of Stream's network in 2007 with the expectation of fast penetration though attractive pricing of services.
  The incumbent Telco launched a campaign giving away Dell Notebooks to all new internet subscribers; Mobile Telephony Operators decreased the price on mobile internet to the same price level of internet solutions offered by CATV Operators and Fixed line telephony.

Operating Companies in Poland

All operating companies in Poland are wholly or partial owned and controlled by Stream Communication Sp. z o. o. ("Stream Poland"). The company structure whereby there are five operating companies in Poland, including Stream Poland is due to the fact that the company has grown mainly through acquisition.

While the company has a complex legal structure, the management has streamlined the operations through "Shared Service Functions" in Stream Poland effectively managing all subsidiaries - and eliminating any duplication of functions.

Bielsat.com Sp. z o. o.

Stream Poland is one of the founders of Bielsat and since Bielsat was incorporated on March 8, 2000, has held 51% of its shares. PPUH Bielsat owns the remaining 49% of its shares.

Stream Poland has an option to acquire the outstanding 49% in Bielsat, of which the option is valid until 2009. In the same period there is a 'drag-along' clause whereby PPUH Bielsat is obliged to sell its shares in Bielsat to Stream Poland, should Stream Canada decide to dispose of Stream Poland.

Telewizja Kablowa Gimsat Sp. z o. o.

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. In 2008, the company was merged with Stream Communications Sp. z o. o. (see subsequent event).

ASK Stream Sp. z o. o.

ASK was purchased on May 5, 2004, wherein we paid $200,000 for a 60% interest in share capital of ASK. As of September 30, 2007 the outstanding 40% shares was acquired.

Vega Sp. z o. o.

A 98% interest in Vega was purchased in October 2004 by Stream Poland to acquire approximately 4,200 subscribers. The balance of the ownership, consisting of a 2% interest, was acquired in 2005. A provision in the 2004 agreement allowed for the successful completion of a 10 year contract with an outside party that occurred in 2005 and formed part of the purchase price in 2005.

Our operating companies consist primarily of highly penetrated, mature broadband systems that generate stable cash flow. We also operate a number of earlier stage broadband businesses. Our primary goal in the majority of these regions is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded programming and the delivery of Internet access services and telephony over our cable communications networks.

Company Strategy and Objectives

Following the execution of the investment agreement with Penta Investment, whereby the company has a minority interest in Stream Communization Sp. z o. o., the company has adopted the following strategies:

a)	Acquisition

A rapid growth of the company can only be secured through an aggressive acquisition of cable TV networks in Poland, by Stream Communication Sp. z o. o The Company is utilizing its board seat and minority interest in Stream Communication Sp. z o. o. to secure this is being implemented. In 2008 the company acquired one Cable TV Network in Poland.

b)	Development

Establishing of new Cable TV Network in selected geographical well defined area, currently serviced by maximum one Operator, enabling Stream to enter the market as a number two with a new build maintenance fee network, offering a superior service and quality compared with the incumbent. The Company see this as an very promising opportunity and have secured two such sites (Suwalki and Lubin).

Operating Result for Period Ended September 30, 2008, 2007 and 2006

(Express in Canadian Dollars)	For the nine months ended September 30, 2008	For the nine months ended September 30, 2007	For the nine months ended September 30, 2006	% Changes in the period 2008 / 2007	% Changes in the period 2007 / 2006

Revenues	1,376,411	5,640,847	4,765,816	-76%	18%

Operating expenses	2,723,289	6,546,222	6,329,691	-58%	3%

Gain / (Loss) from operations	(1,346,878)	(905,375)	(1,563,875)	49%	-42%

Other (Income)/Expenses	727,551	(46,740)	793,254	-1657%	-106%

Income (Loss) before income taxes	(2,074,429)	(858,635)	(2,357,129)	142%	-64%

Income taxes		87,200	(167,576)	-100%	-152%
Non controlling interest	-	17,510	78,640	-100%	-78%
Income / (Loss) on Non Consolidated Subsidaries	(1,001,923)	-	-	#N/A	#N/A
Net profit (loss) for the period	(3,076,352)	(963,345)	(2,268,193)	219%	-58%

Results of Operations

Period ended September 30, 2008 compared to the year ended September 30, 2007

Stream Communications Network & Media, Inc. is reporting an Operating Loss of $1,346,878 for the period ended September 30, 2008 (2007 - $(905,375); 2006 - $(1,563,875)). The result is related to the ongoing restricting of the polish operations.

The result for the first nine months of 2008, is only to a limited extent comparable to the same period in previous years, due to the company disposed of shares in Stream Communications Sp. z o. o. (Stream Poland) and is not consolidating the company as of February 22, 2008.

Revenue decreased by in the current year as compared to 2007, as result of only consolidating 2 months of revenue from Stream Poland, whereas in previous years is was a fully consolidated subsidiary. Although the Greenfield site in Suwalki commenced operation in April 2008, it will only start selling service before the Olympic games in August 2008.

Operating Expenses decreased significantly in the period ended September 30, 2008 compared to September 30, 2007, which is due to Stream Poland's result is consolidated for two months only.

Period ended September 30, 2007 compared to the year ended September 30, 2006

Revenue increased in the first three quarters of 2007 compared to the same period in 2006 The increase in revenue is a result of a focused sales strategy increasing number of revenue generating units (RGU's) in all segments (Cable TV and Internet), Upgrading existing subscribers to higher service packages and a general increase in service prices.

The Company has focused its sales strategy to acquire new revenue generating units (RGU's) either as new subscribers or selling multiple services to existing subscribers - especially the latter have been a key focus for the company as it allows increasing revenue utilizing existing resources.

Up-selling across has likewise been a key objective for the company, whereby it successfully have managed to move existing subscribers to premium packages, using an attractive price strategy for existing subscribers.

Annual increase in overall rates is an general accepted industry practices in Poland - and the company is adjusting its prices annual to reflect inflation as well as increase in cost of programming and other services the company is acquiring.

Operating Expenses was unchanged in the first nine month of 2007 compared previous year despite the company went through a restructuring in 2006, were a significant expense to severance pay was incurred.

In 2007, the company had a increase in Programming and System lease following the increase in subscribers, the company had increased cost of programming but mainly internet connectivity, which is an expense that is step-variable rather than linear variable, as the company had to purchase internet connectivity in larger portion to have enough spare capacity to service the subscribers.

Result of Operations in the first nine months of 2007 was significantly improved to the same period prior year, due to the company didn't incur the restructuring expense in 2007 as it did in 2006.

Liquidity, Capital Resources and Subsequent Events

The Company's liquidity position has significantly improved in 2008 due to the sale of shares to Penta Investment enabling the Company to settle its external debt, but for three loans which is planned to be converted to equity. The Company has sufficient cash to finance the development of Suwalki from own resources.

Trend Information

Stream Communications Network & Media Inc. is actively pursuing acquisition opportunities together with Penta Investment for and on behalf of Stream Communication Sp. z o. o. ("Stream Poland") and has secured the acquisition of one Polish Cable TV Operator. The acquisition will be accomplished using the financing Penta Investment has provided to the company.

Stream Investment (former Streamline Media) is preparing to commence operations in Suwalki, one of the two greenfield sites the Company secured in 2007.

Contractual Obligations and Loans payable

Contractual obligations at September 30, 2008 are as follows:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	nil	nil	Nil	Nil	nil
Short-term debt	$888,875	888,875	Nil	nil	nil
TOTAL	$888,875	888,875	Nil	Nil	nil

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Summary of Quarterly Results
(In Canadian dollars)	Total Revenues	Net Gain (Loss) for the period	Net Gain (Loss) per share (basic and diluted)
September 30, 2008	-	(7,083,544)	(0.09)
June 30, 2008	-	(432,400)	0.00
March 31, 2008	1,376,411	4,439,594	0.05
December 31, 2007	1,736,082	(2,143,974)	(0.02)
September 30, 2007	1,983,722	(519,635)	(0.01)
June 30, 2007	1,892,336	284,150	0.00
March 31, 2007	1,764,788	(727,861)	(0.01)
December 31, 2006	1,707,089	(2,369,513)	(0.04)
September 30, 2006	1,651,997	(356,981)	(0.01)
June 30, 2006	1,545,990	(1,251,485)	(0.02)
March 31, 2006	1,567,829	(507,914)	(0.01)

Commentary to quarterly Net Gain (Loss):
September 30, 2008 vs. June 30, 2008

The quarter is a transition for the Company, following the sale of the majority in Stream Poland to Penta Investment, while the operations commenced at the Suwalki site has yet to generate revenue. The company have therefore only generate cost in the period but no revenue.

June 30, 2008 vs. March 31, 2008

The quarter is a transition for the Company, following the sale of the majority in Stream Poland to Penta Investment, while the operations commenced at the Suwalki site has yet to generate revenue. The company have therefore only generate cost in the period but no revenue.

March 31, 2008 vs. December 31, 2007

The result for the quarter has improved significantly compared to the last quarter in 2007, due to the gain of on the sales of shares to Penta Investment but also due to the company doesn't consolidated Stream Poland's result but for the first 2 months.

December 31, 2007 vs. September 30, 2007

The result for the fourth quarter 2007, has deteriorated significantly compared to the previous 3 quarters in 2007 as a result of the cost the company incurred in respect of the transaction with Penta Investment to advisors, severance payment to local management and management bonuses. Furthermore has the cost of the statutory audit (Polish and Canadian) been incurred in this quarter.

September 30, 2007 vs. June 30, 2007

The result deteriorated in the third quarter compared with the second quarter of 2007, due to an adverse foreign exchange impact combined with the fact that the company had other income of $201,060 in the second quarter but none in the third.

June 30, 2007 vs. March 31, 2007

The improved result by $1,012,011 in the second quarter compared with the first quarter of 2007, is due to an foreign exchange gain of $469,981 against a loss of $136,487 in the first quarter, combined with lowed financing expenses in the period, due to the prolongnation fee paid in the first quarter did not recur in the second quarter.

March 31, 2007 vs. December 31, 2006	The result for the first quarter of 2007, improved by $1,613,652 compared to the fourth quarter of 2006, as the one-off charges in the fourth quarter due to the changes discussed below did not recur.
December 31, 2006 vs. September 31, 2006

In the fourth quarter of 2006, programming and system leases increased by $858,857 compared to the third quarter as the company launch internet services and a better programming package to its subscribers. Professional Fees did also increase by $599,602 in the period, due to change of advisors. The amortization charge increased by $967,724 due to a large part of construction in progress was completed in the period. The company realized a deferred tax asset related to the Polish operations of $398,398. These four elements increased the loss for the quarter by $2,012,532 compared to the third quarter.

September 30, 2006 vs. June 30, 2006

In the third quarter of 2006, the company's result improved by $894,504 compared to the second quarter as the company noted a reduction in operating expenses of $96,216 following the restructuring in the second quarter. Also the expense for the stand-by guarantee of $798,289 incurred in the second quarter of 2006 was a one-off and as such did not recur in the third quarter.

June 30, 2006 vs. March 31, 2006

The result in the second quarter declined by $743,571, mainly due to a stand-by guarantee of US$5,000,000 the company obtained for a fee paid in share of $798,289. Further more a restructuring program moving all activity to Poland was commended in the second quarter 2006, where the company incurred restructuring cost of $541,875 however it managed to reduce operating cost to off-set part of these cost. A strong polish zloty gave the company a foreign exchange gain of $155,414. The reduced operating expenses combined the foreign exchange gain completely off-set the restructuring cost incurred.

Currency and Exchange Rate Risk

Stream Communication is exposed to changes in financial market conditions as a result of transacting in various foreign currencies and funding of foreign operations.

The market risk is determined utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates.

The company does not hedge currency risk. The functional currency of the Company is the Canadian dollar. All of the business operations are in Poland and the Stream Poland's functional currency is the Polish Zloty.

If there were a large fluctuation in the exchange rates between Poland and Canada this will impact on the operating results of the company. This could impact in a positive or negative manner. If the Canadian dollar increased against the zloty, then any Canadian funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse would create a shortfall of funding. We have no control over currency rates and the results of operations will be subject to the swings in currency rate changes. In the case of funding either for acquisition or building out, it is important to minimize the time interval from when the money is raised and when it is spent to avoid issues of being short as a result of currency swings. The Company intends to grow by acquisition, so this aspect of funding is important where funds are raised other than in zloty

At present the management does not believe there material exposure to potential change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

There are not any foreign currency derivatives outstanding at December 31, 2007. Accordingly, no market risk existed for such instruments at this date.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Related Party Transactions

At September 30, 2008 the Company entered into the following related party transactions:

The Company undertook the following related party transactions:

(a)     Lease commitments

The Company's subsidiary has a building lease outstanding with Media Forum Sp z o. o. Lease payments expensed during the year were $13,198 (Pln 30,000) (2007 - $15,500; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company has an automobile lease outstanding with Media Forum Sp. z o. o, an enterprise that is under common management of the Company. Lease payments expensed during the year were approximately $4,000 (2008 - $7,700; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

(b)     Standby guarantee

On June 12, 2006, the Company arranged for a standby guarantee of $4,956,500 (US$5,000,000), which can be exercised on or after March 1, 2007, provided the Company has not managed to raise a minimum of $4,956,500 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007 (Note 15).

There were no costs or payments associated with the standby guarantee during the year 2007. During 2006, the Company paid a total commission for the standby guarantee to:

    Trasco Sp. z o. o. and Jan S. Rynkiewicz (Mr. Rynkiewicz is a director and CEO of the Company: $446,085 (US$450,000)

    Blueagle Investments and Miroslaw Tomaszewski (Mr. Tomaszewski is a related party to Ms. Kozak who is a director of the Company): $297,390 (US$300,000)

These related party transactions were recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to by the related parties.

Other Information

The company has not entered into any off-balance sheet arrangement as of the date of this report.
Common Shares Issued	81,596,491
Share Purchase Options	1,265,000	exercisable at 0.60 USD per share
Share Purchase Warrants	15,000,000	exercisable at 0.15 - 0.60 USD per share

Changes in Accounting Policies including Initial Adoption

Under Canadian GAAP, on January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive income or loss. The change in accounting policies had no other material impact on the Company's consolidated financial statements at January 1, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under US GAAP, the Company adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company's consolidated financial statements.

Following the Company's ownership in Stream Poland has decreased below 50%, the company is recording the investment in Stream Poland at historical cost and account for subsidiary's result as a line-item ("Result of non-consolidated subsidiaries") in the Income Statement while adjusting the value of the investment by the accumulated result of the subsidiary in the period subsequent to February 22, 2008.

There were no other changes in accounting policies in 2008.

Critical Accounting Estimates

Management has made certain judgments and estimates that affect the reported amount and other disclosure in our financial statements.

Loss Contingencies. Our estimates of our loss contingencies for legal proceedings are based on various management judgments and assumptions regarding the potential resolution or disposition of the underlying and associated costs.

Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily Cable TV Equipment and Conduit) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We review the carrying value of our capital assets, including construction in progress and believe that our reported values are reasonable based on current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on a declining balance method where the cost of equipment is amortized evenly over the conservative estimate of its useful life, salvage, or residual value.

Future Income Taxes. We record future income tax assets, including potential tax benefit for operating loss carry-forwards and future income tax liabilities. The amount that we record for these assets and liabilities are based upon various management judgments, assumptions and estimates. These include judgments regarding the tax rates that will be applicable to the future income tax amount and the likelihood that we will generate sufficient taxable income or gains to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Subscriber Base. Subscriber Base is recognized at the acquisition of new cable TV or LAN systems. On an annual basis, we review the carrying value of Subscriber Base for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We estimated the carrying value of our Subscriber Base in 2006 and believe that our reported values are reasonable based on current circumstances.

Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon discounted cash flow forecasts, is compared to the book value of the reporting unit.

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Directors and Officers

Our board of directors is elected by our shareholders as indicated in our Articles. Directors receive directors' fees (see Directors' Fees under Executive Compensation). Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice - by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

Robert Wussler Jan S. Rynkiewicz Iwona Kozak Robert Dziublowski George H. Bathurst	Chairman of the Board, Director President, Director Director Non-Executive Director Non-Executive Director

Integrity of Disclosure

The company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the company have evaluated the effectiveness of the Company's disclosure controls and procedures as of the time of this report and have concluded that such disclosure controls and procedures are operating effectively.

The board of Directors is responsible for ensuring the management fulfills its responsibilities. The audit committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors.

Additional Information

Additional information regarding the company and its business operations, including the Company's annual report for the year ended December 31, 2007, 2006 and 2005, is available on SEDAR company profile at www.sedar.com.